(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER: 000-23783

For Period Ended: September 30, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Micromuse Inc.

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Full Name of Registrant

Not Applicable

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Former Name if Applicable

139 Townsend Steet

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Address of Principal Executive Office (Street and Number)

San Francisco, California 94107

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City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, N-SAR or Form
N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Micromuse Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended September 30, 2003 (the “Form 10-K”) on or before the due date without unreasonable effort or expense.

The Company has delayed the filing of the Form 10-K, due on December 29, 2003, pending completion of an internal accounting inquiry primarily regarding the accounting for accrued expenses and expense recognition. The Company expects that this inquiry will lead to a restatement of historical financial statements including adjustments to previously filed and published financial results for fiscal years ending September 30, 2000, 2001, 2002, and 2003.

The Audit Committee of the Company’s Board of Directors is conducting the internal inquiry and has retained Clifford Chance US LLP as independent counsel. The inquiry has centered on discrete accounting entries and the sufficiency of support for certain of the Company’s accrual accounts and the proper accounting for accrued expense amounts. The Audit Committee retained forensic accountants from Deloitte & Touche LLP to assist independent counsel in conducting its inquiry into these issues.

The Company has provided additional information concerning the status of the accounting inquiry and the Company’s current expectations on this and related topics in a press release issued before the market open on December 30, 2003. The Company has included a copy of the press release as an exhibit under Item 12 to Form 8-K furnished to the SEC on December 30, 2003. The Company is endeavoring to complete the internal inquiry as soon as possible, but cannot at this time estimate when the inquiry or the audit for fiscal year 2003 will be completed.

Any statements contained in this Form 12b-25 that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties.

The factors that could cause actual future results to differ materially from the forward-looking statements include the following: possible changes in the scope and nature of and uncertain time needed to complete the internal inquiry described above; the uncertain extent to which prior period financial information will need to be restated upon completion of the internal inquiry; whether or not the SEC will commence any inquiry and/or investigation into these or other matters affecting the Company; the likely need to seek from Nasdaq a grace period for filing the Form 10-K in order to avoid delisting of the Company’s common stock from the Nasdaq National Market and uncertainties that may be associated with any hearing or appeals that seek to avoid delisting for failure to timely file the Form 10-K; the results and effect of the Company’s accounting inquiry once completed; uncertainties relating to the time needed by the Company’s independent auditors to complete the fiscal 2003 audit; uncertainty as to when the Form 10-K and first quarter Form 10-Q will be filed; fluctuations in customer demand; the risks associated with the expansion of the Company’s distribution channels; the risk of new product introductions and customer acceptance of new products; the rapid technological change which characterizes the Company’s markets, the risks associated with competition; the risks associated with international sales as the Company expands its markets; and the ability of the Company to compete successfully in the future; as well as other risks identified in the Company’s Securities and Exchange Commission Filings, including but not limited to those appearing under the caption “Risk Factors” in the Company’s most recent Quarterly Reports on Form 10-Q and on Form 10-K on file with the Securities and Exchange Commission and available on the Company’s Web site. The Company disclaims any obligation or intention to update or revise any forward-looking statements.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael L. Luetkemeyer _________________________________ (Name)	415 _____________________ (Area Code)	538-9090 _________________________________ (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On October 29, 2003, the Company issued a press release that included its unaudited condensed consolidated balance sheet as of September 30, 2003, and its statement of operations for the fiscal year then ended. As disclosed in that press release, the Company’s results of operations for the fiscal year ended September 30, 2003, changed significantly from its results of operations for the fiscal year ended September 30, 2002. Although the Company’s revenues for fiscal year 2003 decreased to the previously announced $125.4 million from $139.1 million for fiscal year 2002, the Company’s previously announced net loss for the fiscal year ended September 30, 2003, was $4.1 million, compared to a net loss for the fiscal year ended September 30, 2002, of $17.7 million. Although this previously reported information may change, the Company does not expect that the outcome of the inquiry described in Part III above will significantly affect the trend of the changes from its results of operations for the fiscal year ended September 30, 2003.

Micromuse Inc.

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             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 30, 2003	By:	/s/ Michael L. Luetkemeyer

Michael L. Luetkemeyer Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.